EXHIBIT 99.35
                                                                   -------------


BURNET,                                             Reply to: Carla J. Tait
DUCKWORTH                                           Direct Phone: (403) 260-0207
& PALMER LLP                                        Direct Fax: (403) 260-0330
                                                    cjt@bdplaw.com
LAW FIRM
                                                    Assistant: Lee Hopkins
                                                    Direct Phone: (403) 260-0132
                                                    Our File: 55971-45


DELIVERED VIA SEDAR

March 29, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

RE:   ADVANTAGE ENERGY INCOME FUND - NOTICE OF FILING OF ANNUAL INFORMATION FORM
--------------------------------------------------------------------------------

Please take notice that Advantage Energy Income Fund (the "Fund") has filed its Renewal Annual Information Form ("AIF") for the year ended December 31, 2004, under National Instrument 51-102 - Continuous Disclosure Obligations under Project No. 00755317. Please note that the Fund intends to rely on the AIF for the purposes of National Instrument 44-101 - Short Form Prospectus Distributions.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP


/s/ Carla J. Tait
---------------------
CARLA J. TAIT




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